[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

ROSA A. TESTANI
212.872.8115/fax: 212.872.1002
rtestani@akingump.com

April 14, 2011

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	EVERTEC, Inc.
Registration Statement on Form S-4

Dear Ladies/Gentlemen:

On behalf of EVERTEC, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, a Registration Statement on Form S-4 (the “Registration Statement”), covering $220,000,000 aggregate principal amount of 11% Senior Notes due 2018 which will be offered by the Company in exchange for $220,000,000 aggregate principal amount of its outstanding 11% Senior Notes due 2018 which were issued in a private offering under Rule 144A and Regulation S. Prior to this filing, the Company received an interpretive letter dated April 6, 2011 from the Division of Corporation Finance, Office of Chief Accountant of the Securities and Exchange Commission regarding the interpretation of Rule 3-05 of Regulation S-X and its application to the Registration Statement. The Company has transmitted $25,542 by wire transfer to pay the applicable registration fee determined pursuant to Rule 457 of the Securities Act.

If any questions should arise in the course of your review of the enclosed Registration Statement, please call me at (212) 872-8115, or in my absence, Shinah Chang at (212) 872-7490.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc: Luisa Wert Serrano